EnergyEast	Robert D. Kump Vice President, Controller and Chief Accounting Officer
Energy East Corporation	52 Farm View Drive New Gloucester, ME 04260 Phone: (207) 688-4302 / Fax (207) 688-4331 E-Mail:robert.kump@energyeast.com
October 24, 2005

By EDGAR and Facsimile

Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

RE:     Energy East Corporation, File No. 1-14766
           Central Maine Power Company, File No. 1-5139
           New York State Electric & Gas Corporation, File No. 1-3103-2
           Rochester Gas and Electric Corporation, File No. 1-672

           Form 10-K for the year ended December 31, 2004
           Filed March 14, 2005

Dear Mr. Allegretto:

          This letter is in response to the Division of Corporation Finance's comment letter dated October 7, 2005, in which you requested additional information based on your review of our responses to your prior comments in connection with our filings on Form 10-K for the year ended December 31, 2004, and Form 10-Q for the quarter ended June 30, 2005. In this letter we will refer to the companies as follows: Energy East Corporation and its subsidiaries - Energy East or the company, Central Maine Power Company - CMP, New York State Electric & Gas Corporation - NYSEG, and Rochester Gas and Electric Corporation - RG&E. The comments included in your letter are repeated below, and our response immediately follows each comment.

          In connection with the filing of our responses to your comments, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 24, 2005

          If you have questions concerning any of our responses, please feel free to contact me at 207-688-4302 or Curtis Call at 207-688-4355.

Sincerely,

/s/Robert D. Kump

Robert D. Kump
Vice President, Controller & Chief Accounting Officer

October 24, 2005

Energy East Corporation Form 10-K for the Year Ended December 31, 2004
  We have reviewed Attachment B in your September 8, 2005 letter. Please explain to us the reason for the existence of the Rabbi Trust and tell us the nature and purpose of the "other trusts". To the extent such trusts are used to fund deferred compensation or other type arrangements, tell us where this is disclosed in the financial statements. If not material, please provide us the quantitative/qualitative analysis of materiality. Also, please provide to us a detailed listing of the assets which comprise the Rabbi Trust Fund. Finally, explain to us how you are accounting for such investments and any related obligations; referencing all applicable accounting literature.

Response: The nature and purpose of the Rabbi trusts is to fund deferred compensation arrangements for certain management personnel and directors. The "other trusts" existed prior to and were acquired as part of the company's merger with CTG Resources, Inc. in September 2000. They include a trust established to provide whole life insurance benefits for a select group of employees and a trust established to secure the payment of certain legal fees and other expenses associated with a Change of Control, for beneficiaries of certain individual agreements. The other trusts primarily benefit individuals who are no longer employees of the company.

The table in Attachment A at the end of this letter presents amounts for the Rabbi and other trusts and total assets for Energy East, NYSEG and RG&E at December 31, 2004. CMP had no Rabbi or other trusts at December 31, 2004. Information concerning Energy East's, NYSEG's and RG&E's Rabbi and other trusts is not separately disclosed in their financial statements or notes to the financial statements because, as shown in the table in Attachment A, the amounts represent less than one percent of total assets and are not quantitatively material. In accordance with Section 210.5-02.17 of Regulation S-X, any "other assets" not properly classed in another asset caption that are in excess of five percent of total assets would need to be stated separately in the balance sheet or in a note thereto. The same rule holds for "other liabilities," as stated in Section 210.5-02.24 of Regulation S-X. The company believes that the magnitude of the Rabbi and other trusts is such that it is probable that the judgement of a reasonable person relying on the companies' Form 10-K reports would not have been changed or influenced by the inclusion of information concerning the trusts. Also, information about the majority of the employee benefit obligations associated with the Rabbi trusts is included in the disclosures concerning executive compensation in Energy East's proxy statement for its annual meeting of stockholders.

The table in Attachment B at the end of this letter includes a detailed listing of the assets/investments that comprise the various Rabbi trusts. The Rabbi trust investments are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 97-14 and Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Rabbi trust assets are used to fund supplemental retirement plan obligations that are recorded as deferred liabilities. Accruals or changes in the obligations

October 24, 2005

are recorded as a debit or credit to compensation expense, as appropriate, over the anticipated active service period of the individual in accordance with EITF 97-14, Accounting Principles Board Opinion No. 12, Omnibus Opinion - 1967, and Statement No. 87, Employers' Accounting for Pensions. The investment account and the obligation are reduced when trust fund amounts are disbursed to participants.

We note that the Rabbi trust investments shown in Attachment B include shares of Energy East stock. The stock is held as a Rabbi trust investment by an Energy East subsidiary and represents less than one percent of the consolidated Rabbi trust investments. In accordance with EITF 97-14, upon consolidation of the subsidiary the employer stock should be classified in equity in a manner similar to the manner in which treasury stock is accounted for, and it should be carried at cost. That accounting has not been followed, however, beginning with its Form 10-K for the year ended December 31, 2005, the company will revise its accounting for as long as the shares of employer stock are held. The investment is comprised of approximately 20 thousand shares of Energy East stock, which is 0.014 percent of the 147,118 thousand shares of Energy East common stock outstanding at December 31, 2004. The investment value of $526 thousand is 0.02 percent of Energy East's common stock equity of $2,631,258 thousand at December 31, 2004, and is not material.
  We note your response to comment 9 of our letter dated August 24, 2005. You indicate that you have power purchase contracts with Nine Mile Point 2 nuclear generating station and Ginna, as well as other non-utility generators. Tell us how you account for those contracts and whether they constitute derivatives. If so, tell us whether they are designated hedges and the type of hedge. In this regard, we assume you are entitled to a certain minimum amount of capacity; if this is not the case, please explain. To the extent your load requirements fall short of such minimum purchase requirements please explain how you would account for such any subsequent sales of excess power back to the NYISO.

Response: NYSEG and RG&E each have a 10-year fixed-price power purchase agreement that is an executory contract for physical delivery of their respective shares (18% for NYSEG and 14% for RG&E) of 90% of the output from Nine Mile Point 2 nuclear generating station (NMP2). NYSEG and RG&E sold their shares of NMP2 to Constellation Nuclear in November 2001. Similarly, RG&E has a 10-year fixed-price power purchase agreement that is an executory contract for physical delivery of 90% of the output from the Ginna nuclear generating station (Ginna). RG&E sold Ginna to Constellation Generation Group, LLC in June 2004. NYSEG and RG&E are only required to purchase their respective shares of the output of NMP2 and Ginna when those generating stations are operating. The power purchase agreements with other nonutility generators (NUGs) are also contracts for physical delivery of output from the NUGs. The

October 24, 2005

company is required to purchase all power available from the NUGs' generating stations covered by the contracts. Electricity purchased in accordance with the NMP2 and Ginna power purchase agreements and the NUG contracts is recorded on the income statement as electricity purchased at the time the power is physically delivered.

According to paragraph 6 of Statement 133, Accounting for Derivative Instruments and Hedging Activities, as amended*, a derivative instrument "is a financial instrument or other contract with all three of the following characteristics [footnotes omitted]:
    It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.
    It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
    Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

*Statement 133 was amended by Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133, and by Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. All succeeding references to Statement 133 in this letter are references to the statement as amended.

The NMP2 and Ginna power purchase agreements and the NUG contracts do not constitute derivatives because they do not specify a notional amount or payment provisions, only that the Energy East companies are entitled to the output or a percentage of the output of the generating station. Also, the agreements and contracts do not by their terms have the characteristics of item c above.

As part of the company's evaluation of the power purchase agreements and NUG contracts, it also assessed those agreements and contracts and determined that they would qualify for the normal purchases exclusion provided in paragraph 10(b) of Statement 133, including the criteria in paragraph 58(b) concerning a capacity contract. In accordance with Statement 133 the company contemporaneously documents its assessments. In performing its evaluations, the company acknowledged that future events or circumstances could arise that may result in a determination that the agreements and/or contracts have a notional amount.

The third paragraph of the company's response to comment 9 in its letter dated September 8, 2005, explains that subsequent sales of excess power back to the NYISO are accounted for as wholesale sales revenue.

October 24, 2005

  We note your response to comment 10 of our letter dated August 24, 2005. Please explain to us the nature of the hedges that led to the recording of other (income) expenses. Furthermore, explain the rational[e] for classifying such (gains) losses in other (income) expenses.

Response: The nature of the hedges that led to the recording of other (income) and deductions primarily includes mark-to-market transactions in connection with a fair value hedge on fixed-rate interest-bearing debt and the ineffective portion of cash flow hedges (electric swaps) entered into to hedge NYSEG's fixed price electric exposure. The (gains) losses associated with the fair value hedge are the gain or loss on the hedging instrument and the gain or loss (that is, the change in fair value) on the hedged item attributable to the hedged risk that adjusts the carrying amount of the hedged item, both of which are required to be recognized currently in earnings in accordance with Statement 133, and which the company classifies in other (income) and deductions. The ineffective portion of cash flow hedges for electric swaps is included in other (income) and deductions since this is consistent with its regulatory treatment.

As noted in our previous response to comment 10 of your letter dated August 24, 2005, the company is providing more detail concerning "Other (Income) and Other Deductions" in its notes to the financial statements, and intends to continue to provide a similar level of detail in its Exchange Act periodic reports.

  Tell us what "the regulatory liability equal to deferred income taxes on the deferred asset sale gain" actually represents. In this regard, we assume 100% of the gain, net of tax, on the sale of Ginna is required to be flowed back to ratepayers. We further assume that you have monetarily settled (or will settle by the tax return date) the tax ramifications of the sale as of December 31, 2004. If our understanding is incorrect, please clarify it. On a related note, help us understand why the full amount of the tax effect of the sale was included in income tax expense in 2004. As the ASGA is flowed back to ratepayers, we assume the effective tax rate will be lower to the extent the flow through items are deductible for tax purposes. Please tell us why this is the most representationally faithful presentation of the effective tax rate for 2004 and beyond. We may have further comment.

Response: The "regulatory liability equal to deferred income taxes on the deferred asset sale gain" represents the tax portion of the total liability to be returned to taxpayers as a result of the sale of Ginna. It is equivalent to the after tax gain of $229 million divided by one minus the tax rate, resulting in a total regulatory liability of $380 million. Your assumption that 100% of the gain will be flowed back to customers is correct. This flowback will also include the associated tax reduction of $151 million. Over time, as the $380 million is flowed back to ratepayers, taxes, either current or deferred, will be reduced by $151 million. This flowback may be accomplished through a reduction to regulatory assets, revenue reductions or, as has occurred to date, through refunds to customers.

October 24, 2005

The company has settled the federal tax effects in connection with the sale of Ginna by entering into a prefiling agreement with the Internal Revenue Service. The company has recorded New York State taxes in connection with the sale of Ginna, and has filed its 2004 New York State return, but has not settled the state tax effects with New York State at this time.

The full amount of the tax effects for the sale of Ginna was included in income tax expense in 2004 because the company historically records all income tax effects, current and deferred, including those associated with regulatory assets and liabilities, through tax expense. While it is true that any flowthrough items would lower the effective tax rate, there are no significant flowthrough items remaining and the company does not expect that the flowback of the ASGA to ratepayers will affect the effective tax rate in the future.

As described above, deferred taxes have been provided for the entire amount of deferred asset sale gain.

The company recorded the tax effects associated with the sale of Ginna in a manner that was consistent with the accounting used for the previous sales of its coal-fired and nuclear facilities.

October 24, 2005

Attachment A - Rabbi and other trusts and Total assets at December 31, 2004

	Energy East	NYSEG	RG&E

(Thousands, except percentages)
Rabbi trusts	$55,368	$26,875	$11,395
Other trusts*	3,134	-	-

Total Rabbi and other trusts	$58,502	$26,875	$11,395

Total assets	$10,796,113	$3,673,828	$2,320,122
Rabbi and other trusts as a percent of Total assets	0.54%	0.73%	0.49%

*Includes Trust for Executive Life Insurance - $2,546 and Trust for Legal Expense Reimbursement - $588.

Attachment B - Rabbi trust investments at December 31, 2004

	Energy East	NYSEG	RG&E

(Thousands)
JP Morgan Diversified Fund Institutional Share Class	$5,389	-	-
Fidelity Institutional Fund	311	-	-
Columbia Large Cap Growth Fund	3,742	-	-
Columbia Quality Plus DB Fund	1,020	-	-
CT Mutual Life Insurance Policies	4,453	-	-
Putnam Money Market Fund	237	-	-
Pimco Total Return Fund	195	-	-
Putnam Voyager Fund Y	153	-	-
Putnam Vista Y Fund	206	-	-
Janus Advisor balanced Fund	700	-	-
Putnam Growth & Income Y	157	-	-
Energy East Corp Stock	526	-	-
Evergreen Instl Treas Money Market Fund Inst SVC Shares	26,794	$26,794	-
Standish High Grade Bond Fund	6,592	-	$6,592
Dreyfus Cash Management Fund	1,684	-	1,684
Dreyfus Basic S&P Stock Index	2,970	-	2,970
Cash	239	81	149

Total	$55,368	$26,875	$11,395